Exhibit 15.21

1.	Third Amendment of Facility Agreement with PT Bank Central Asia Tbk

Third Amendment of Facility Agreement between Indosat and PT Bank Central Asia Tbk dated July 15th, 2013.

A.	The Parties:

1.	PT Indosat Tbk; and

2.	PT Bank Central Asia Tbk (“BCA”)

B.	Scope of The Amendment

As requested by Indosat, BCA agreed to grant Credit Investment facility in the amount of Rp. 1,000,000,000,000.00 (one billion Rupiahs) for purposes of capital expenditure and/or refinancing, as an additional of the existing Revolving Time Loan facility.

C.	Period of Amendment:

Credit Investment facility under this Agreement is valid from July 15th, 2013 and shall be mature on the same date, 6 (six) months period after the signing date.